Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

August 24, 2022

Re:	Seismic Capital Company
Offering Statement on Form 1-A
File No. 024-11376

Ladies and Gentlemen:

On behalf of Seismic Capital Company, I hereby request qualification of the above-referenced offering statement at 10:00 A.M., Eastern Time, on Monday, August 29, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Steven P. Weinstein

Steven P. Weinstein

Chief Executive Officer

Seismic Capital Company

Cc:  Jeanne Campanelli

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